Exhibit (a)(1)(i)

STEPSTONE PRIVATE CREDIT FUND LLC

277 Park Avenue, 44th Floor

New York, New York 10172

If you do not want to sell your shares at this time, please disregard this notice.

This is simply a notification of the Company’s repurchase offer.

November 3, 2025

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by StepStone Private Credit Fund LLC (the “Company”). If you are not interested in tendering your limited liability company interests in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after January 1, 2025 will be subject to an “early repurchase deduction” that will reduce your proceeds by 2% of the aggregate NAV of the Shares repurchased. Shares that are issued pursuant to the Company’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on November 3, 2025 and end at 11:59 p.m., Eastern Time, on December 2, 2025 (the “Expiration Date”). The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, overnight delivery, fax or e-mail to the Company’s Transfer Agent, UMB Fund Services, Inc., Attention: StepStone Private Credit Fund LLC, using one of the below options as instructed in the Letter of Transmittal:

Regular Mail – P.O. Box 2175, Milwaukee, WI 53201

Overnight Mail – 235 W. Galena Street, Milwaukee, WI 53212

Fax – (816) 860-3140

E-Mail (automated inbox) – autoaiprocessing@umb.com (IMPORTANT: all emails sent to automated inbox are auto-encrypted; any documents sent with additional encryption or that are password protected will not be received. Send one email per repurchase request along with required supporting documentation, if any.)

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on the Expiration Date.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Transfer Agent at (833) 334-3345, Monday through Friday from 7:00 a.m. to 7:00 p.m. (Central Time).

Sincerely,

StepStone Private Credit Fund LLC